CAE announces appointment of Matthew Bromberg as President and Chief Executive Officer  Calin Rovinescu to serve as Executive Chairman Montreal (Canada), June 2, 2025 (NYSE: CAE; TSX: CAE) CAE Inc. today announced the appointment of Matthew Bromberg as President and Chief Executive Officer (CEO), effective August 13, 2025. In this role, Mr. Bromberg will lead the company’s strategic growth and drive its continued evolution into the future. Mr. Bromberg will also be a nominee for election to the Board at the upcoming Annual and Special Meeting of Shareholders. CAE also announced that Calin Rovinescu will become Executive Chairman of the Board and that Sophie Brochu will serve as Lead Independent Director, reflecting CAE’s commitment to strong, best-in-class governance. The appointment of Mr. Bromberg has been approved by CAE’s Board of Directors and will take effect as part of an orderly transition plan after the 2025 Annual and Special Meeting of Shareholders. This coincides with the previously announced departure of Marc Parent as CAE’s President and CEO. Mr. Bromberg will join CAE effective June 16, 2025, as Incoming President and CEO, working closely with Mr. Parent throughout the transition. “Matthew Bromberg is a proven leader with deep experience in both aerospace and defence, involving large-scale international operations. His appointment is the result of a rigorous global selection process, and along with the entire Board, I am absolutely confident that CAE’s future will be bright with Mr. Bromberg at the helm, working together with the exceptionally talented leadership team that is in place at CAE. It will be a pleasure to work alongside him as I take on the role of Executive Chairman.” said Mr. Rovinescu. Said Mr. Bromberg, “These are exciting times for CAE, with strong secular growth tailwinds across all its markets. CAE is already a recognized global leader in training solutions for civil aviation and defence and security. With the support of its dedicated team, I look forward to building on that leadership, advancing innovation, operational excellence, and creating long- term value for its stakeholders in Quebec, Canada and around the world. I am also excited to relocate to CAE’s global headquarters in Montreal in the coming weeks and contribute to its vibrant business community.” Mr. Rovinescu added: “The Board once again thanks Marc Parent for his 16 years of devoted service as President and CEO, during which time he led the transformation of CAE from primarily an industrial products company to the world leader in aviation training solutions. Marc has left a lasting impact on CAE and global aerospace and has created a solid foundation for us to continue to build on.” Said Mr. Parent, “I couldn’t be prouder to pass the torch of leadership to Matthew Bromberg. I have no doubt he will take CAE to new heights and inspire our team to extraordinary achievements. CAE is in good hands.” Mr. Bromberg’s proven track record Mr. Bromberg, 55, is a seasoned executive with a proven track record of driving operational excellence, transformation and growth in commercial and military aerospace markets for major global publicly traded companies. His strategic vision and deep industry expertise position him to lead CAE into its next phase of growth and innovation. Since 2022, Mr. Bromberg has headed Global Operations for Northrop Grumman Corporation, located in Falls Church, VA, one of the world’s largest aerospace and defence technology companies. During his tenure, he spearheaded substantial enterprise cost efficiencies by driving program excellence, streamlining operations, and leading a major supply chain transformation. From 2017 to 2022 he was President, Military Engines, for Arlington, VA- based RTX Corp. (formerly Raytheon Technologies Corp.), the world’s largest aerospace and defence company. From 2013 to 2017 he was President, Commercial Aftermarket Operations, for the aircraft engine company Pratt & Whitney, located in East Hartford, CT. Mr. Bromberg earned a Master of Business Administration and a Master of Mechanical Engineering from the Massachusetts Institute of Technology and a Bachelor of Arts in Physics at the University of California, Berkeley. A complete biography for Mr. Bromberg is available on CAE’s website (https://www.cae.com/about-cae/management-team/matthew-bromberg).

Mr. Rovinescu as Executive Chairman and Ms. Brochu as Lead Independent Director The appointments of Mr. Rovinescu and Ms. Brochu will also take place after the 2025 Annual and Special Meeting of Shareholders, subject to their election to the Board. Mr. Rovinescu was appointed to the Board on February 14, 2025 as an independent director and Chair. Ms. Brochu has been an independent director since 2023. Mr. Rovinescu is a highly respected business leader and former President and CEO of Montreal- based Air Canada, the country’s largest air carrier. As Executive Chairman, he will work closely with the President and Chief Executive Officer in the development and execution of the Company’s strategic initiatives while also being responsible for the effective functioning of the Board. Along with Mr. Bromberg, Mr. Rovinescu, who is bilingual in French and English, will have the opportunity and authority to represent CAE to investors, governments, commercial partners and the media. Mr. Rovinescu’s extensive experience in corporate leadership and governance will be instrumental in helping to drive CAE’s long-term vision and to enhance stakeholder value. Mr. Rovinescu’s biography can be found here (https://www.cae.com/investors/board-of- directors/calin-rovinescu). Ms. Brochu is an accomplished business leader and former President and CEO of Hydro- Québec, the largest producer of hydroelectric power in North America. She brings extensive expertise in strategic leadership and management, government relations, human resources, compensation and sustainability. Her appointment as Lead Independent Director follows best- in-class practices, ensuring CAE retains its strong Board governance. She will also preside over executive sessions of the independent directors, without the presence of management. Positioning CAE for the future These appointments reflect CAE’s dedication to strengthening its leadership team to meet the evolving needs of its customers and stakeholders. Together, they will help guide CAE’s strategic priorities, expand its global reach, and drive sustainable growth, while following best governance practices.

About CAE At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow. Read our FY24 Global Annual Activity and Sustainability Report (https://www.cae.com/media/documents/FY24_Global_Annual_Activity_and_Sustainability_R eport_-_EN.pdf). CAE contacts: General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514-734-5760, andrew.arnovitz@cae.com